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                           March 4, 2024

       Sujal Patel
       Chief Executive Officer
       Nautilus Biotechnology, Inc.
       2701 Eastlake Avenue East
       Seattle, Washington 98102

                                                        Re: Nautilus
Biotechnology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 28,
2024
                                                            File No. 333-277437

       Dear Sujal Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Zachary Myers